AB
3/4

SECUR[illegible] SSION
08026518

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

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SEC FILE NUMBER
8- 48160

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clifden Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York | NY | 10019
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Doherty
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 | NY | NY | 10036
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
104

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

A 3/18

OATH OR AFFIRMATION

I, Brian McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clifden Equities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWARD D. MAJEWSKI
Notary Public, State of New York
No. 01MA6019374
Qualified in Richmond County
Commission Expires Feb. 8, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFDEN EQUITIES, LLC
(A Limited Liability Company)

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED DECEMBER 31, 2007

CLIFDEN EQUITIES, LLC

INDEX

	PAGE
FACING PAGE	
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	2
STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2007	3
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY YEARS ENDED DECEMBER 31, 2007	4
STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2007	5
NOTES TO FINANCIAL STATEMENTS	6 – 8
SUPPLEMENTARY INFORMATION – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 DECEMBER 31, 2007	9
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	10 – 11

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member
Clifden Equities, LLC

We have audited the accompanying statement of financial condition of Clifden Equities, LLC (A Limited Liability Company) as of December 31, 2007, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clifden Equities, LLC as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 21, 2008

CLIFDEN EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash	$ 43,307
Fees receivable	3,255
Due from affiliate	10,000
Prepaid expenses and other assets	59,567
Total	$ 116,129
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 28,000
Commissions payable	11,759
Total liabilities	39,759
Commitments and contingencies	
Member's equity	76,370
Total	$ 116,129

See Notes to Financial Statements

CLIFDEN EQUITIES, LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Revenue:	
Referral fees	$ 90,660
Realized gain on sales of securities owned	1,518
Other income	39,122
Totals	131,300
Expenses:	
Commissions expense and benefits	74,071
Professional fees	28,500
Other expenses	11,118
Totals	113,689
Net income	17,611
Member's equity, beginning of year	49,159
Member's contributions	74,600
Member's distributions	(65,000)
Member's equity, end of year	$ 76,370

See Notes to Financial Statements

CLIFDEN EQUITIES, LLC

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net income	$ 17,611
Adjustments to reconcile net income to net cash used in operating activities:	
Realized gain on sales of securities owned	(1,518)
Changes in operating assets and liabilities:	
Proceeds from the sales of securities owned	9,618
Fees receivable	46,554
Prepaid expenses and other assets	(36,268)
Commissions payable	(38,050)
Due to Parent	(36,100)
Due from affiliate	(10,000)
Net cash used in operating activities	(48,153)
Financing activities:	
Member distributions	(65,000)
Member contributions	74,600
Net cash provided by financing activities	9,600
Net decrease in cash	(38,553)
Cash, beginning of year	81,860
Cash, end of year	$ 43,307

See Notes to Financial Statements

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Clifden Equities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company engages in the business of private placements and related investment banking activities, and referral services.

The Company is a limited liability company which began operations in New York State on June 19, 2001. The Company is a wholly-owned subsidiary of Clifden Group, LLC (the "Parent").

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and fees receivable. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded):

Goodwill:
The *Financial Accounting Standards Board Statement of Financial Accounting Standards*, No. 142, "Goodwill and Other Intangible Assets," addresses the recognition and measurement of intangible assets acquired individually or with a group of other assets and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under these rules, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to annual or more frequent impairment testing. Other intangible assets deemed to have a finite life continue to be amortized over their useful lives.

Included in prepaid expenses and other assets is goodwill of $17,250 at December 31, 2007. The goodwill is reviewed for potential impairment whenever events or circumstances indicate that its carrying amounts may not be recoverable. During the year ended December 31, 2007, management determined that goodwill was not impaired and accordingly, no adjustment was necessary.

Referral Fees:
The Company receives referral fees for security transactions placed with Pali Capital, Inc., a related party. Although these fees are received monthly they are recognized on a trade-date basis as securities transactions occur. Upon collection, the Company remits a substantial portion of the fee to its commission agents.

Income Taxes:
The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of the Parent.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by the Parent. Pursuant to a tax-sharing policy, UBT for the Company is determined on the basis of its separate taxable income.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2007.

NOTE 3 – RELATED PARTY TRANSACTIONS:

During 2007, the Company earned referral fees from Pali Capital, Inc. amounting to $90,660 of which $10,000 is outstanding as due from affiliate at December 31, 2007. The sole member of the Parent is also a stockholder of Pali Capital, Inc.'s parent company.

Pali Capital, Inc. allocates certain operating expenses, including consulting and administrative services, to the Company. During 2007, such allocated expenses were immaterial.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $16,803 which was $11,803 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was 2.37 to 1.

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

NET CAPITAL:	
Total member's equity	$ 76,370
Deductions:	
Non-allowable assets - prepaid expenses and other assets	59,567
Net capital	$ 16,803
AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES	$ 39,759
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 5,000
Excess net capital	$ 11,803
Excess net capital at 1,000 %	$ 12,827
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.37 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2007):	
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 41,370
Audit adjustment - statement of income changes	35,000
Net capital per above	$ 76,370
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) Focus Report	$ 29,759
Audit adjustment - reclassification of due from affilate	10,000
Aggregate indebtedness per above	$ 39,759

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Clifden Equities, LLC

In planning and performing our audit of the financial statements of Clifden Equities, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 21, 2008